

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 16, 2023

Anthony Martini
President
Exceed Talent Capital Holdings LLC
160 Varick Street
New York, NY 10013

> **Re: Exceed Talent Capital Holdings LLC**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed February 13, 2023**
> **File No. 024-12122**

Dear Anthony Martini:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 1, 2023 letter.

Amendment No. 1 to Offering Statement on Form 1-A

The Company's Business, page 37

1. We reissue comment 3. Please describe the material terms of your standard agreements to purchase TRAs and any agreements relating to the management of the royalty-generating activities. Please also file the forms of purchase agreements to purchase the TRAs for each of Series Bedtime, Series Big Havi, Series Luh Moody, Series DaylinXL, and Series Envy, and any related management agreements, as exhibits to your offering statement. Alternatively, tell us why you are not required to do so under Item 17.6(a) of Form 1-A, including whether any Series has a beneficial interest in such TRAs.

2. We note your response to comment 5 and reissue the comment. In this regard, we note that we disagree with your analysis of the first two elements of the "Howey Test" and that

your analysis as to the third and fourth elements is too conclusory and does not adequately address the potential benefits of membership, the transferability of the NFTs, or the efforts of the managing member in operating the program. In responding to this comment, please address *Gary Plastic Packaging Corp. v. Merill Lynch*, 756 F.2d 230 (2d Cir. 1985) and *LA Fan Club, Inc. Membership Program* (Jun. 28, 2017).

Exceed Rookie Class NFTs, page 38

3.   We note your revised disclosure in response to comment 4. Please further revise to include all of the benefits conferred on Rookie Class NFT holders that are described in your TTW materials. In this regard, we note that you only reference CNDUCTR stem players, yet you list four benefits on page 10 of Exhibit 13.1. Please also revise your disclosure to describe the differences between the Exceed Rookie Class NFTs and the other NFTs to be offered by the Managing Member.

4.   Please tell us what rights the "Rookie Class" NFT holder has with respect to the downloaded songs and any derivations the holder may create using the CNUDCTR stem player. In this regard, we note the statement that "Users can record and download their own versions of songs straight from their NFT in Opensea, Looksrare or any other NFT marketplace."

General

5.   We note your response to comment 7 and reissue this comment. In this regard we note that we disagree with your analysis of the second element of the "Howey Test" and that your analysis as to the fourth element is too conclusory and does not adequately address how the song recordings can be exploited and by whom, in particular who will have the rights/ability to exploit the song recordings. For example, who determines whether a particular song recording is licensed for use in a broadcast?

        Please contact Taylor Beech at 202-551-4515 or Erin Jaskot at 202-551-3442 with any questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Trade & Services

cc: Andrew Stephenson, Esq.